Exhibit 12.1

Columbia Laboratories, Inc
Computation of Ratio of Earnings to Fixed Charges

						9 months ended
						30-Sep
Earnings	2003	2004	2005	2006	2007	2008

Pre-tax loss from operations	$(21,590,000)	$(26,066,644)	$(10,104,329)	$(12,485,379)	$(14,291,790)	$(10,625,103)

Addback:
Fixed charges	2,463,125	4,090,656	3,653,734	2,831,150	8,022,942	5,913,700

Loss before income taxes and fixed charges	$(19,126,875)	$(21,975,988)	$(6,450,595)	$(9,654,229)	$(9,654,229)	$(4,711,403)

Fixed Charges
Interest expense	$2,285,000	$3,928,156	$3,491,234	$2,669,771	$7,946,048	$5,871,513
Preference dividends	178,125	162,500	162,500	161,379	76,894	42,187
Total Fixed charges	$2,463,125	$4,090,656	$3,653,734	$2,831,150	$8,022,942	$5,913,700

Ratio of earnings (loss) to fixed charges	(7.8)	(5.4)	(1.8)	(3.4)	(0.8)	(0.8)

Coverage Deficiency	$(19,126,875)	$(21,975,988)	$(6,450,595)	$(9,654,229)	$(6,268,848)	$(4,711,403)

Fixed charges consist of interest on all indebtedness, including imputed interest on financing agreements, beneficial conversion expenses, Black-Scholes warrant costs associated with the issuance of convertible debt, capital lease obligations, and amortization of debt expenses.